May 31 2006

United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Mail Stop 4561

Attn:  Steven Jacobs, Accounting Branch Chief

RE:  Holobeam, Inc.
      Form 10-K for the year ended September 30, 2005
      Form 10-Q for the quarter ended December 31, 2005
      File No. 0-03385

Dear Mr. Jacobs:


The following is the company's response to your letter dated
May 17, 2006 regarding Form 10-K for the year ended
September 30, 2005 and for Form 10-Q for the quarter ended
December 31, 2005:

Form 10-K for the year ended September 30, 2005
-----------------------------------------------

Financial Statements
--------------------

Independent Accountant's Report, page 26
----------------------------------------

Comment 1. In light of your financial statement restatement, please amend to include an updated accountant's report.

Response:

Although in agreement with the financial statement amendments, the accountants' report date cannot be updated by the current auditor beyond the date the Registrant dismissed R. A. Fredericks & Company, LLP which is February
14, 2006.

The restatement adjustments as reflected in form 10-K/A for the year ended September 30, 2005 will be included in the audit performed by the successor auditor at time of their audit for the year ending September 30, 2006.

Note 2-Income taxes, page 35
----------------------------

Comment 2. We are unable to locate the revisions that you indicated to us would explain in sufficient detail the adjustments for timing differences categorized under "other".



Mr. Steven Jacobs
Page Two
May 31 2006

Response:

The "other" category is an under accrual of income taxes for 2005 representing 9% of the pretax income. This amount was deemed immaterial, although we will consider a correction in the upcoming year when filing the 2006 form 10-K.

Item 9A-Controls and Procedures, Page 48
----------------------------------------

Comment 3. The material error detected with respect to the recording of an additional minimum pension liability may indicate one or more material weaknesses... revise to disclose in reasonable detail the basis for your conclusion that the company's disclosure controls and procedures were nonetheless effective . . .

Response:

Management held discussions on the cause of the material error with regard to the effectiveness of the design and operation of the disclosure controls and procedures to ascertain if there was a material weakness in these controls and procedures. Through this review, management concluded that this was a specific isolated incident and concluded it to be a strong indicator that it is a remote likelihood that it would happen again.

The Registrant maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Registrant's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Registrant's management, including its President and Treasurer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management, including the President and Treasurer carried out an evaluation of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures within 90 days of the date of this letter. Based on the foregoing, the Registrant's President and Treasurer concluded that the Registrant's internal control over financial reporting as of September 30, 2005 is sufficient to meet the stated objectives.


Mr. Steven Jacobs
Page Three
May 31 2006

Comment 4. We note your disclosure that "there was no significant changes in internal controls or in other factors that could materially affect these controls subsequent to the date of their evaluation, except . . .

Response:

The changes in the Registrant's internal control over financial reporting that occurred subsequent to year end that have materially affected, or are reasonably likely to materially affect the internal control of the Registrant over financial reporting are as follows: management has been instructed on the reporting aspects of SFAS 87, specifically paragraphs 36 and 37; management has increased the level of judgment required in evaluating the work of others; and management is taking additional steps to ensure that the financial information is correct prior to providing to their auditors to allow the auditor sufficient time to complete their procedures.

Comment 5. Revise to include the latest form of certification as last mended . . .

Please also note that the certifications must be signed by the principal executive and financial officers... as of the date of the filing . . .

Response:

The form of the certifications will exclude the title of the certifying individual from the opening sentence for all
future filings.   All certifications were personally signed
by the officers as required. We respectfully request that we can make this change for future filings.












Mr. Steven Jacobs
Page Four
May 31 2006


We the company hereby acknowledges that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* The company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.







SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this correspondence to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  May 31, 2006

                  Holobeam, Inc.
                 /s/ Melvin S. Cook
                 ------------------
                  Melvin S. Cook
			President and Chairman of the Board